Filed pursuant to Rule 424(b)(3)

File No. 333-208531

Prospectus Supplement dated August 17, 2018

To Prospectus dated December 14, 2015

Registration Statement No. 333-208531

NEW JERSEY RESOURCES CORPORATION

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

To Persons Eligible to participate in the New Jersey Resources Corporation (“NJR” or the “Company”) Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”):

This is a prospectus supplement to the Prospectus dated December 14, 2015. (the “Prospectus”). The information set forth below is intended to amend, in each case to the extent context requires, this information originally set forth in the Prospectus. All other provisions of the Plan remain unchanged, as set forth in the Prospectus.

This prospectus supplement and the Prospectus may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov. In addition, Plan participants and security holders may obtain copies of the Prospectus and any supplements to the Prospectus, including this supplement, free of charge, at www.shareholder.broadridge.com/njr. Alternatively, copies of the Prospectus and any supplements to the Prospectus, including this supplement, may be obtained free of charge from NJR upon written request to Mr. Richard Reich, Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719, or by calling (732) 938-7890.

Change of Agent

NJR appointed Broadridge Corporate Issuer Solutions, Inc., as its new Transfer Agent, Registrar, Administrator and Independent Agent of the Plan (the “Agent”), effective August 17, 2018. Broadridge Corporate Issuer Solutions, Inc. replaces Wells Fargo Shareowner Services as Agent of the Plan. As a result, all references in the Prospectus to Wells Fargo Shareowner Services or Plan Administrator are changed to Broadridge Corporate Issuer Solutions, Inc. All purchase and sale requests will be fulfilled through a registered broker-dealer selected by the Agent.

Inquiries about the Plan or your participation in the Plan:

For information about the Plan, your participation in the Plan or shares in your account, you may contact the Agent in any of the following ways:

Written Inquiries:	Overnight Mail:	Telephone Inquiries:

Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717	Broadridge Corporate Issuer Solutions, Inc. Attn: IWS 1155 Long Island Avenue Edgewood, NY 11717	• 800-817-3955 • 303-562-9688 (Int’l)

Email: shareholder@broadridge.com Website: www.shareholder.broadridge.com/NJR

Additional Changes to the Plan:

Please note the following additional information regarding the Plan and modification to the Plan made pursuant to question 44 of the Prospectus:

Administration

3.    Who administers the Plan for participants?

Broadridge Corporate Issuer Solutions, Inc. (the “Plan Administrator”), administers the Plan as agent for the participating shareowners, keeps records, sends statements of account to participants and performs other duties relating to the Plan. Common Stock purchased under the Plan will be registered in the name of Broadridge Corporate Issuer Solutions, Inc., as Plan Administrator, or Broadridge Corporate Issuer Solutions, Inc.’s nominee as agent for participants in the Plan. Broadridge Corporate Issuer Solutions, Inc. is the transfer agent and registrar for the Common Stock. The Plan Administrator is not acting as a broker-dealer and will not execute any purchase or sale on behalf of such persons. Rather, the Plan Administrator will forward requests to purchase or sell such shares to a broker-dealer appointed by the Plan Administrator, including possibly a broker-dealer affiliated with the Plan Administrator, who will execute the transaction

Sales

28.    How can I sell Plan shares of Common Stock?

Sales are usually made through a registered broker-dealer (which may be an affiliate of the Plan Administrator), who will receive brokerage commissions. Typically, the shares are sold through the exchange on which the common shares of the Company are traded. Depending on the number of NJR shares to be sold and current trading volume, sale transactions may be completed in multiple transactions and over the course of more than one day. All sales are subject to market conditions, system availability, restrictions and other factors. The actual sale date, time or price received for any shares sold through the Plan cannot be guaranteed.

Participants may only instruct the Plan Administrator to sell shares under the Plan through a Batch Order, Market Order and/or Day Limit Order.

Batch Order (online, telephone, mail) – The Plan Administrator will combine each request to sell through the Plan with other Plan participant sale requests for a Batch Order. Shares are then periodically submitted in bulk to a registered broker-dealer (which may be an affiliate of the Plan Administrator) for sale on the open market. Shares will be sold no later than five business days (except where deferral is necessary under state or federal regulations). Bulk sales may be executed in multiple transactions and over more than one day depending on the number of shares being sold and current trading volumes. Once entered, a Batch Order request cannot be canceled.

Market Order (online or telephone) – The participant’s request to sell shares in a Market Order will be at the prevailing market price when the trade is executed. If such an order is placed during market hours, the Plan Administrator will promptly submit the shares to a registered broker-dealer (which may be an affiliate of the Plan Administrator) for sale on the open market. Once entered, a Market Order request cannot be canceled. Sales requests submitted near the close of the market may be executed on the next trading day, along with other requests received after market close.

Day Limit Order (online or telephone) – The participant’s request to sell shares in a Day Limit Order will be promptly submitted by the Plan Administrator to a registered broker-dealer (which may be an affiliate of the Plan Administrator). The broker-dealer will execute as a Market Order when and if the stock reaches, or exceeds the specified price on the day the order was placed (for orders placed outside of market hours, the next trading day). The order is automatically canceled if the price is not met by the end of that trading day. Depending on the number of shares being sold and current trading volumes, the order may only be partially filled and the remainder of the order canceled. Once entered, a Day Limit Order request cannot be canceled by the participant.

Sales proceeds will be net of any fees to be paid by the participant (see Question 46, Investment Summary and Fees for details). The Plan Administrator will deduct any fees or applicable tax withholding from the sale proceeds. Sales processed on accounts of participants who have not provided a valid Form W-9 (for U.S. citizens) or Form W-8BEN (for non-U.S. citizens) will be subject to federal backup withholding tax. This tax can be avoided by furnishing the appropriate and valid form prior to the sale.

A check for the proceeds of the sale of shares (in U.S. dollars), less applicable taxes and fees, will generally be mailed by first class mail four business days after trade date. If a participant submits a request to sell all or part of the Plan shares, and the participant requests net proceeds to be automatically deposited to a checking or savings account, the participant must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If the participant is unable to provide a voided check or deposit slip, the participant’s written request must have the participant’s signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be processed and a check for the net proceeds will be issued.

A participant who wishes to sell shares currently held in certificate form may send them in for deposit to the Plan Administrator and then proceed with the sale. To sell shares through a broker of their choice, the participant may request the broker to transfer shares electronically from the Plan account to their brokerage account. Alternatively, a stock certificate can be requested that the participant can deliver to their broker.

NJR’s share price may fluctuate between the time the sale request is received and the time the sale is completed on the open market. The Plan Administrator shall not be liable for any claim arising out of failure to sell on a certain date or at a specific price. Neither the Plan Administrator nor any of its affiliates will provide any investment recommendations or investment advice with respect to transactions made through the Plan. This risk should be evaluated by the participant and is a risk that is borne solely by the participant.

The Company’s Policy Regarding the Purchase and Sale of New Jersey Resources Corporation Securities provides that the participant may not trade in NJR’s common stock if in possession of material, non-public information about the company. Share sales by employees, Affiliates and Section 16 officers must be made in compliance with the Company’s Policy Regarding the Purchase and Sale of New Jersey Resources Corporation Securities.

Please see “FEDERAL INCOME TAX CONSEQUENCES” for more information regarding federal income tax consequences of sales of shares of Common Stock acquired through the Plan.

Other Information

46.    What fees are charged in connection with the Plan?

Investment Summary and Fees

Summary

Minimum cash investments
Minimum one-time initial purchase for new investors	$100.00
Minimum one-time optional cash investment	$25.00
Minimum recurring automatic investments	$25.00
Maximum cash investments
Maximum annual investment	$100,000.00
Dividend reinvestment options
Reinvest options	Full, Partial

Fees

Investment fees
Initial enrollment (new investors only)	Company Paid	*
Dividend reinvestment	Company Paid	*
Check investment	Company Paid	*
One-time automatic investment	Company Paid	*
Recurring automatic investment	Company Paid	*
Dividend purchase trading commission per share	Company Paid	*
Optional cash purchase trading commission per share	Company Paid	*

Sales fees
Batch Order	$15.00
Market Order	$25.00
Limit Order per transaction	$30.00
Sale trading commission per share	$0.10
Direct deposit of sale proceeds	$5.00
Other fees
Certificate issuance	Company Paid
Certificate deposit	Company Paid
Returned check / Rejected automatic bank withdrawals	$35.00 per item
Prior year duplicate statements	$15.00 per year
Replacement Check Fee	$3.00 per request
Historical Research	$25.00 per request
Overnight Mailing	$25.00 per request

*

Please note that if purchases are made in the open market, the amount of processing fees, which includes any brokerage commission, that are paid by NJR on your behalf will be reported to you as taxable income. See “Federal Income Tax Consequences.”

The Plan Administrator will deduct the applicable fees from the proceeds from a sale.

This prospectus supplement constitutes a part of the Prospectus, and we suggest that you keep this with your permanent investment records since it contains important information about the Plan.